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03013568

[UNITED ST]ATES
[SECURITIES] AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41948

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC MAIL PROCESSING SECTION RECEIVED MAR 03 2003 155

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NFB INVESTMENT SERVICES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

275 Broadhollow Road
(No. and Street)

Melville (City) New York (State) 11747 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Kelly (631) 844-0580
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

757 Third Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 17 2003

OATH OR AFFIRMATION

I, Michael Kelly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NFB Investment Services Corp., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

MARY ANN DESCOVICH
Notary Public, State of New York
No. 41-4675806
Qualified in Queens County
Commission Expires March 30, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Cash Flow.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

757 Third Avenue
New York, NY 10017

Telephone 212 758 9700
Fax 212 872 3001

Independent Auditors' Report

Board of Directors
NFB Investment Services Inc.:

We have audited the accompanying statement of financial condition of NFB Investment Services Inc. (a wholly-owned subsidiary of North Fork Bancorporation, Inc.) as of December 31, 2002 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of NFB Investment Services Inc. as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

SEC MAIL PROCESSING
RECEIVED
MAR 03 2003
WASH. D.C. 155 SECTION

February 28, 2003

NFB Investment Services Inc.

(a wholly-owned subsidiary of North Fork Bancorporation, Inc.)

Statement of Financial Condition

December 31, 2002

Assets

Cash and cash equivalents	$	1,103,649
Cash segregated under federal regulations		5,931
Deposit with clearing broker		206,787
Receivable from clearing broker		2,000
Commissions receivable		153,290
Furniture, fixtures and equipment, net		26,248
Due from affiliate		141,205
Prepaid expenses		37,456
Other assets		3,300
Total assets	$	1,679,866

Liabilities and Stockholder's Equity

Liabilities:		
Payable to investment companies		5,931
Commissions payable		123,000
Accounts payable and accrued expenses		221,369
Total liabilities		350,300
Stockholder's equity		1,329,566
Total liabilities and stockholder's equity	$	1,679,866

See accompanying notes to statement of financial condition

NFB INVESTMENT SERVICES INC.
(a wholly-owned subsidiary of North Fork Bancorporation, Inc.)

Notes to Statement of Financial Condition

December 31, 2002

(1) General

NFB Investment Services Inc. (the Company), a wholly-owned subsidiary of North Fork Bancorporation, Inc. (North Fork), is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company does not clear trades, carry customer accounts or offer margin services. The Company has entered into a clearing arrangement with an unaffiliated registered broker-dealer (the clearing broker) that is a member firm of the New York Stock Exchange and other national securities exchanges to provide these services. Under the terms of the agreement, the clearing broker is responsible for customer billing, recordkeeping, custody of securities and securities clearance on a fully disclosed basis.

The Company's activities as an introducing broker consist of accepting customer orders for equity and fixed income securities that are executed and processed by the clearing broker. Additionally, the Company accepts customer orders for alternative investment products on a fully disclosed basis with unaffiliated third party vendors.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The accounting and reporting policies of the Company are in conformity with accounting principles generally accepted in the United States of America and prevailing practices within the broker-dealer industry. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires that management make estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities. Such estimates are subject to change in the future as additional information becomes available or previously existing circumstances are modified. Actual results could differ from those estimates.

Substantially all of the Company's financial assets and liabilities are carried at market value, or fair value, or are carried at amounts which approximate current fair value due to their short term nature.

Securities Transactions

Securities transactions, on behalf of customers, are recorded on a settlement date basis.

Income Taxes

The Company uses the asset and liability method for providing for income taxes. The operations of the Company are included in the consolidated Federal and combined New York State and New York City income tax returns filed by North Fork.

Cash

Cash segregated under federal regulations represents monies received by the Company from customers for the purchase of certain alternative investment products. Pursuant to SEC Rule 15c3-3, the Company remits this cash to investment companies within one business day from receipt.

Included in cash and cash equivalents at December 31, 2002 is $74,113 of deposits held by an affiliated bank.

Furniture, Fixtures and Equipment

Fixed assets are carried at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful life of the owned asset. Balances at December 31, 2002 are as follows:

Furniture and fixtures	$ 6,766
Office equipment	172,355
	179,121
Less accumulated depreciation and amortization	152,873
	$ 26,248

(3) Related Party Transactions

The Company's operating office is leased from the affiliated bank. In addition, in accordance with the terms of an agreement between the Company and the affiliated bank, the Company markets and sells certain non-deposit investment products to the public, including customers of the affiliated bank, from certain branch premises of the affiliated bank. This agreement provides for a specified monthly rental amount to the affiliated bank.

Pursuant to the terms of an agreement between the Company and an affiliated insurance agent, the Company markets and sells variable annuities through the affiliated agent and provides administrative services to it. As prescribed by the agreement, the Company receives commission income from variable annuity sales. Additionally, the agreement provides for specified rental payments to the Company from the affiliated agent.

At December 31, 2002, due from affiliate aggregated $141,205, of which represents $112,242 of due from the affiliate bank for reimbursement and $28,963 of income tax benefit allocated from North Fork respectively.

(4) Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities transactions. These activities might expose the Company to off-balance sheet risk in the event the customer or the other broker is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

(5) Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1(a)(2)(iv)) which requires the maintenance of minimum net capital of not less than $50,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 1500% of net capital.

In addition, pursuant to an agreement between the Company and the District Committee for District No.10 of the National Association of Security Dealers dated February 4, 1994, the Company agreed to continue to maintain 120% (i.e. $60,000) of its minimum net capital requirement.

At December 31, 2002, the Company had net capital of $692,167, which is in excess of its required net capital of $50,000 by $642,167. The Company's percentage of aggregate indebtedness to net capital was 50.06%.